Exhibit 3.5

PCS Edventures!, Inc.

ARTICLES OF AMENDMENT TO SECOND AMENDED AND RESTATED

ARTICLES OF INCORPORATION OF

PCS EDVENTURES!. INC.

Pursuant to Section 30-1-1006 of the Idaho Business Corporation Act (the “Act”), the undersigned Corporation, effective April 4, 2012 (the “Effective Date”) adopts the following amendment to the Corporation’s Second Amended and Restated Articles of Incorporation.

ARTICLE 5

5.1 COMMON STOCK. This Corporation is authorized to issue two (2) classes of stock designated, respectively, “Preferred Stock” and “Common Stock.” This Corporation is authorized to issue a total of One Hundred Seventy Million (170,000,000) shares (without par value) consisting of Twenty Million (20,000,000) shares of Preferred Stock, and One Hundred Fifty Million (150,000,000) shares of Common Stock. Each outstanding share of Common Stock shall be entitled to one (1) vote on each matter submitted to a vote in a meeting of Shareholders. Votes may not be cumulative. Holders of Common Stock shall have no preemptive rights.

All other provisions of the Corporation’s Second Amended and Restated Articles of Incorporation remain in effect and are not amended hereby.

The undersigned certifies that the foregoing Amendment was approved by the Shareholders of the Corporation by vote at a Special Meeting of Shareholders on September 23, 2016 in the manner required by the Idaho Business Corporation Act and by the Second Amended and Restated Articles of Incorporation of PCS Edventures!.Com, Inc.

DATED this 23th day of September, 2016.

/s/ Michael Bledsoe
Michael Bledsoe
Vice President and Treasurer

AMENDED BYLAWS